Filed pursuant to 424(b)(3)
Registration No. 333-255376

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 10 DATED JANUARY 14, 2022
TO THE PROSPECTUS DATED AUGUST 4, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc. (the “Company”), dated August 4, 2021 (the “Prospectus”), as supplemented by Supplement No. 5, dated October 12, 2021, which superseded and replaced all prior supplements to the Prospectus, Supplement No. 6, dated October 15, 2021, Supplement No. 7, dated November 15, 2021, Supplement No. 8, dated November 24, 2021, and Supplement No. 9, dated December 15, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of February 1, 2022;
●	the calculation of our December 31, 2021 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	updated information regarding distributions;
●	an update to compensation payable to our independent directors;
●	an update on our assets and performance; and
●	updated experts information.
●	FEBRUARY 1, 2022 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions to be accepted as of February 1, 2022 (and distribution reinvestment plan issuances following the close of business on January 31, 2022 and share redemptions as of January 31, 2022) is as follows:

	Transaction Price	Offering Price
Share Class	(per share)	(per share)
Class T	$12.5007	$13.0897
Class W	$12.5007	$12.5007
Class I	$12.5007	$12.5007

The transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2021. A calculation of the NAV per share is set forth in the section of this Supplement titled “December 31, 2021 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●	DECEMBER 31, 2021 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.bcindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to providing monthly real property appraisals, reviewing annual third-party real property appraisals, reviewing the internal valuations of debt-related assets and liabilities performed by BCI IV Advisors LLC for periods prior to July 1, 2021 and Ares Commercial Real Estate Management LLC for periods thereafter (the “Advisor”), helping us administer the valuation and review process for the real properties in our portfolio, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be or were held directly or indirectly by the Advisor, our former sponsor, members or affiliates of our former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of December 31, 2021 and November 30, 2021:

	As of
(in thousands)	December 31, 2021	November 30, 2021
Investments in industrial properties	$5,677,050	$4,808,250
Investment in unconsolidated joint venture partnership	147,952	149,695
DST Program Loans	68,772	50,365
Cash and cash equivalents	216,848	160,843
Other assets	36,317	38,725
Line of credit, term loans and mortgage notes	(2,261,140)	(1,627,000)
Financing obligations associated with our DST Program	(499,964)	(414,080)
Other liabilities	(73,467)	(70,856)
Accrued performance participation allocation	(81,185)	(63,186)
Accrued fixed component of advisory fee	(3,864)	(3,578)
Aggregate Fund NAV	$3,227,319	$3,029,178
Total Fund Interests outstanding	258,170	253,213

The following table sets forth the NAV per Fund Interest as of December 31, 2021 and November 30, 2021:

		Class T	Class W	Class I
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	OP Units
As of December 31, 2021
Monthly NAV	$3,227,319	$2,576,768	$170,622	$463,537	$16,392
Fund Interests outstanding	258,170	206,129	13,649	37,081	1,311
NAV Per Fund Interest	$12.5007	$12.5007	$12.5007	$12.5007	$12.5007
As of November 30, 2021
Monthly NAV	$3,029,178	$2,437,561	$155,335	$420,595	$15,687
Fund Interests outstanding	253,213	203,759	12,985	35,158	1,311
NAV Per Fund Interest	$11.9630	$11.9630	$11.9630	$11.9630	$11.9630

The NAV per Fund Interest increased by approximately $0.54, or 4.5%, compared to our NAV per Fund Interest as of November 30, 2021, primarily as a result of strong leasing, above-average market rent growth, and strengthening capital markets.

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of December 31, 2021, we estimated approximately $87.2 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

Investment in unconsolidated joint venture partnership as of December 31, 2021 includes a minority interest discount on the real property valuation component of the unconsolidated joint venture valuation to account for the restricted salability or transferability of those real properties given our minority ownership interest in Build-To-Core Industrial Partnership II LP (the “BTC II Partnership”). We estimate the fair value of our minority ownership interest in the BTC II Partnership as of December 31, 2021 would have been $21.0 million higher if a minority discount had not been applied, meaning that if we used the estimated fair value without the application of the minority discount, our NAV as of December 31, 2021 would have been higher by approximately $21.0 million, or $0.08 per share, not taking into account all of the other items that impact our monthly NAV. Because we are currently exploring strategic alternatives for the BTC II Partnership, we currently anticipate that the minority discount will be eliminated on or before February 28, 2022, thereby having a positive impact on our NAV. This does not take into account all of the other items that impact our monthly NAV and may offset the impact of the elimination of the discount to some extent, such as transaction expenses associated with any strategic alternative.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to suspend our share redemption program at any time. Our NAV generally does not reflect the potential impact of exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of December 31, 2021, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	4.9%
Discount rate / internal rate of return	5.8%
Average holding period (years)	10.3

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

			Increase
			(Decrease) to
	Hypothetical		the NAV of Real
Input	Change		Properties
Exit capitalization rate (weighted-average)	0.25	% decrease	3.8%
	0.25	% increase	(3.4)%
Discount rate (weighted-average)	0.25	% decrease	2.1%
	0.25	% increase	(2.1)%

From November 1, 2017 through January 31, 2020, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for February 29, 2020, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. As of December 31, 2021, we classified all of our debt as intended to be held to maturity.

●	STATUS OF THIS OFFERING

As of December 31, 2021, we had raised gross proceeds of approximately $384.9 million from the sale of approximately 34.5 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $21.6 million. As of December 31, 2021, approximately $4.6 billion in shares remained available for sale pursuant to this offering, including approximately $1.2 billion in shares available for sale through our distribution reinvestment plan. We may reallocate amounts between the primary offering and our distribution reinvestment plan.

●	DISTRIBUTIONS

We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class for the month of December 2021 and were paid to all stockholders of record as of the close of business on December 31, 2021. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class W shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
		Class T	Class W	Class I
Month	Pay Date	Share	Share	Share
December 2021	1/3/2022	$0.037	$0.041	$0.045
●	COMPENSATION OF INDEPENDENT DIRECTORS

1.The following supersedes and replaces the section titled “Management—Compensation of Directors and —Special Committee Compensation” beginning on page 140 of the Prospectus:

Commencing on January 1, 2022, we will pay each of our independent directors $27,500 per quarter. In addition, the members of our Audit committee will be paid an annual retainer of $10,000 a year and members of our Nominating and Corporate Governance committee members will be paid an annual retainer of $5,000 a year. All annual retainers will be prorated for a partial term. We will not pay any additional fees for attendance at board and committee meetings unless a director attends more than 25 board meetings in a calendar year. In that event, we will pay each of our independent directors $2,500 for each additional board of directors meeting attended in person or by telephone. In connection with their election or re-election to our board of directors, each independent director also will receive an annual equity award with an aggregate grant value on the date of grant of $90,000, which will be in the form of a restricted stock award that will vest upon the earlier to occur of (i) one year after the date of grant and (ii) his or her re-election to our board following the date of grant. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attending meetings of our board of directors or of our committees. If a director is also one of our officers, we will not pay additional compensation for services rendered as a director.

In addition to the annual retainers to be paid to our independent directors for service on our Audit Committee and Nominating and Corporate Governance Committee, the Chairpersons of our board committees are paid the following additional annual retainers (to be prorated for a partial term):

●	$15,000 to the Chairperson of our Audit Committee;
●	$10,000 to the Chairperson of our Investment Committee; and
●	$10,000 to the Chairperson of our Nominating and Corporate Governance Committee.

The following table sets forth the compensation earned by or paid to our independent directors for the year ended December 31, 2021:

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Total
Marshall M. Burton	$150,000	$75,000	$225,000
Charles B. Duke	165,000	75,000	240,000
John S. Hagestad	150,000	75,000	225,000
Stanley A. Moore	170,000	75,000	245,000

(1)	Includes an annual retainer of $75,000 for service on our board of directors, fees for attendance at board and committee meetings equal to $50,000 and an additional special bonus of $25,000 paid to each of our independent directors due to additional time spent related to investment activity and merger and acquisition activity resulting in significant growth for the Company in 2021. In addition, with respect to Mr. Duke, this amount includes a $15,000 retainer for service as the Chairperson of our Audit Committee and with respect to Mr. Moore, this amount includes two $10,000 retainers for service as the Chairperson of each of our Investment Committee and our Nominating and Corporate Governance Committee.
(2)	Represents an annual equity award, issued in the form of a restricted stock award that will vest upon the earlier to occur of (i) one year after the date of grant and (ii) his or her re-election to our board of directors following the date of grant. Each independent director was awarded 7,238.8232 restricted shares of Class I common stock. The number of shares awarded to each of our independent directors was determined by dividing $75,000 by the then-current NAV of our Class I shares at the time of grant in July 2021.
●	UPDATE ON OUR ASSETS AND PERFORMANCE

As of December 31, 2021, our leverage ratio was approximately 35.1% (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property and our net investment in an unconsolidated joint venture partnership).

As of December 31, 2021, we directly owned and managed a real estate portfolio that included 193 industrial buildings totaling approximately 37.6 million square feet located in 28 markets throughout the U.S., with 348 customers, and was 96.6% occupied (97.6% leased) with a weighted-average remaining lease term (based on square feet) of 4.4 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.

Additionally, we owned and managed one building in the pre-construction phase totaling approximately 0.1 million square feet as of December 31, 2021. During the month ended December 31, 2021, we directly acquired 23 buildings comprised of approximately 4.4 million square feet for an aggregate total purchase price of approximately $687.5 million.

Additionally, we owned and managed 29 buildings totaling approximately 6.9 million square feet through our minority ownership interest in the BTC II Partnership as of December 31, 2021. In addition, through our minority joint venture partnership, we owned and managed six buildings either under construction or in the pre-construction phase totaling approximately 1.8 million square feet as of December 31, 2021.

The following table sets forth the top ten geographic allocations of our real estate portfolio based on fair value as of December 31, 2021:

($ and square feet in thousands)	Number of Buildings	Fair Value of Real Property	% of Fair Value
Southern California	16	$665,600	11.7%
New Jersey	14	641,500	11.3
Atlanta	19	499,500	8.8
Pennsylvania	17	412,850	7.3
Seattle	11	315,650	5.6
Central Valley	9	311,650	5.5
Dallas	12	296,650	5.2
Bay Area	3	236,400	4.2
San Diego	7	217,450	3.8
Las Vegas	7	196,800	3.5
Other	78	1,883,000	33.1
Total Portfolio	193	$5,677,050	100.0%

The following table sets forth the total shareholder returns for the periods ended December 31, 2021:

	Trailing One-Month (1)	Year-to-Date (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)(3)
Class T Share Total Return (without sales charge) (3)	4.82%	28.58%	28.58%	10.24%
Class T Share Total Return (with sales charge) (3)	0.10%	22.79%	22.79%	9.03%
Class W Share Total Return (3)	4.85%	29.04%	29.04%	11.85%
Class I Share Total Return (3)	4.89%	29.66%	29.66%	11.29%

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and reinvestment of all distributions (“Total Return”) for the respective time period. Past performance is not a guarantee of future results. Performance data quoted above is historical. Current performance may be higher or lower than the performance data quoted. Actual individual stockholder returns will vary. The returns have been prepared using unaudited data and valuations of the underlying investments in our portfolio, which are estimates of fair value and form the basis for our NAV. Valuations based upon unaudited or estimated reports from the underlying investments may be subject to later adjustments or revisions, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated on any given day.
(2)	The inception date for Class I shares and Class T shares was November 1, 2017, which is when shares of our common stock were first issued to third-party investors in our initial public offering. The inception date for Class W shares was July 2, 2018, which is when Class W shares of common stock were first issued to third-party investors.
(3)	The Total Returns presented are based on the actual NAVs at which stockholders transacted, calculated pursuant to our valuation procedures. With respect to the “Class T Share Total Return (with sales charge),” the Total Returns are calculated assuming the stockholder also paid the maximum upfront selling commission, dealer manager fee and ongoing distribution fees in effect during the time period indicated. With respect to “Class T Share Total Return (without sales change),” the Total Returns are calculated assuming the stockholder did not pay any upfront selling commission or dealer manager fee, but did pay the maximum ongoing distribution fees in effect during the time period indicated. From NAV inception to January 31, 2020, these NAVs reflected mark-to-market adjustments on our borrowing-related debt instruments and our borrowing-related interest rate hedge positions. See Item 5 in Part II of our Annual Report on Form 10-K for the year ended December 31, 2020 for additional information on the impact of not continuing to mark these instruments to market on the calculation of our Total Returns.
●	EXPERTS

The statements included in this Supplement under the section titled “December 31, 2021 NAV Per Share” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.